Exhibit 99.10

Issues presented for consideration at the Twenty Third Annual General Meeting of Shareholders on June 12, 2004	Please Mark Here for Address Change or Comments	☐
SEE REVERSE SIDE

See Description of Agenda Items at the bottom of this Voting Card.

	Affirmative	Negative	Abstain
Item 1.	☐	☐	☐
	Affirmative	Negative	Abstain
Item 2.	☐	☐	☐
	Affirmative	Negative	Abstain
Item 3.	☐	☐	☐
	Affirmative	Negative	Abstain
Item 4.	☐	☐	☐

	Affirmative	Negative	Abstain
Item 6.	☐	☐	☐
	Affirmative	Negative	Abstain
Item 7.	☐	☐	☐
	Affirmative	Negative	Abstain
Item 8.	☐	☐	☐
	Affirmative	Negative	Abstain
Item 9.	☐	☐	☐

	Affirmative	Negative	Abstain
Item 10.	☐	☐	☐
	Affirmative	Negative	Abstain
Item 11.	☐	☐	☐
	Affirmative	Negative	Abstain
Item 12.	☐	☐	☐
	Affirmative	Negative	Abstain
Item 13.	☐	☐	☐

	Affirmative	Negative	Abstain
Item 14.	☐	☐	☐
	Affirmative	Negative	Abstain
Item 15.	☐	☐	☐
	Affirmative	Negative	Abstain
Item 16.	☐	☐	☐
	Affirmative	Negative	Abstain
Item 17.	☐	☐	☐

Signature	Signature	Date
NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

▲  FOLD AND DETACH HERE  ▲

Issues presented for consideration at the Twenty Third Annual
General Meeting of Shareholders on June 12, 2004

Item 1.	To receive, consider and adopt the Balance Sheet as at March 31, 2004 and the Profit & Loss Account for as per the Indian GAAP year ended on that date and the Report of the Directors and the Auditors thereon.

Item 2	To declare a final dividend and a special one-time dividend.

Item 3	To appoint a director in place of Mr. Deepak M. Satwalekar who retires by rotation and being eligible offers himself for reelection.

Item 4	To appoint a director in place of Prof. Marti G. Subrahmanyam who retires by rotation and being eligible offers himself for reelection.

Item 5	To appoint a director in place of Mr. S. Gopalakrishnan who retires by rotation and being eligible offers himself for re-election.

Item 6	To appoint a director in place of Mr. S. D. Shibulal who retires by rotation and being eligible offers himself for re-election.

Item 7	To appoint a director in place of Mr. T. V. Mohandas Pai who retires by rotation and being eligible offers himself for re-election.

Item 8	To appoint Auditors to hold office from the conclusion of this meeting until the conclusion of the next Annual General Meeting and to fix their remuneration.

Item 9	To delist the equity shares of the company from the Bangalore Stock Exchange.

Item 10	To approve payment of remuneration in the form of commission to non-executive directors.

Item 11	To approve revision of remuneration payable to Mr. S. Gopalakrishnan, Mr. T. V. Mohandas Pai, Mr. Srinath Batni and Mr. S. D. Shibulal.

Item 12	To approve revision of remuneration payable to Mr. N. R. Narayana Murthy, Mr. Nandan M. Nilekani, Mr. S. Gopalakrishnan, Mr. K. Dinesh, Mr. T. V. Mohandas Pai, Mr. Srinath Batni and Mr. S. D. Shibulal.

Item 13	To approve the reappointment of Mr. S. Gopalakrishnan as Deputy Managing Director of the company.

Item 14	To amend the Capital Clause in the Memorandum of Association to increase the Authorised Capital of the Company.

Item 15	To amend the Capital Clause in the Articles of Association to increase the Authorised Capital of the Company.

Item 16	To issue bonus shares.

Item 17	To form a new Trust for the welfare of the employees.

     `THE FOLLOWING PROXY CARD RELATES TO THE TWENTY THIRD ANNUAL GENERAL MEETING OF THE EQUITY SHAREHOLDERS OF INFOSYS TECHNOLOGIES LIMITED AND IS BEING SENT TO THE HOLDERS OF INFOSYS TECHNOLOGIES LIMITED’S AMERICAN DEPOSITARY RECEIPTS PURSUANT TO THE DEPOSIT AGREEMENT AMONG INFOSYS TECHNOLOGIES LIMITED, DEUTSCHE BANK TRUST COMPANY AMERICAS (FORMERLY, BANKERS TRUST COMPANY) AS DEPOSITARY, AND THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE AMERICAN DEPOSITARY RECEIPTS.

Address Change/Comments (Mark the corresponding box on the reverse side)

▲  FOLD AND DETACH HERE  ▲

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